SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 2, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 2, 2008

TAM Technological Center receives new EASA certification and expands services

Certificate allows TAM to perform all major scheduled maintenance of Airbus A321 and A330 aircraft with registration in any European Community country

São Paulo, December 2, 2008 – TAM’s (BOVESPA: TAMM4; NYSE:TAM) Technological Center, located in São Carlos in the interior of the state of São Paulo, has just been certified by the European aeronautics authority, the European Aviation Safety Agency (EASA), to perform maintenance on Airbus A321 and A330 aircraft. With this, TAM is expanding the services offered by the Technological Center and will have EASA 145 certification for all models of airplane handled in its maintenance center, including A319/A320/A321/A330 and Fokker-100 aircraft.

EASA 145 certification allows TAM to perform all major scheduled maintenance activities (C and D checkups) on aircraft registered in any country of the European Community. The issuance of the certificate is preceded by extensive auditing, in which all technical and quality processes of TAM’s Technological Center are exhaustively verified.

Obtaining this certificate for the A321 and A330 models is in line with the company’s strategy of transforming the Technological Center into an MRO (Maintenance, Repair and Overhaul) business unit for offering aircraft maintenance services to third parties.

TAM’s Technological Center is also certified by the National Agency of Civil Aviation (ANAC) to perform maintenance on Airbus A319/A320/A321/A330 and Fokker-100 aircraft. In addition, it has DIRMAB certification to perform checkups on the Presidential Plane, the Airbus ACJ (Airbus Corporate Jetliner). The company is continuing with the process of certification for maintenance on components of Boeing aircraft that are being incorporated into the TAM fleet.

Since January of 2007, TAM is the only Brazilian airline to have certification for IOSA (IATA Operational Safety Audit), the most complete and accepted international credential in operational safety. Its IOSA certification has been renewed up until January of 2010 after the completion of the auditing process conducted by independent technicians accredited by IATA (International Air Transport Association), in November of 2007. The audit attested to the company’s adherence to 940 requirements for safety and operational quality.

Installed in its own space of 4.6 million square meters, TAM’s Technological Center has already received R$ 185 million in investments since its inauguration in 2001. In addition to its maintenance hangars, the TAM complex in São Carlos includes all workshops with a capacity for review of more than 2 thousand aviation components -- from radio control boxes to landing gear.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and closed October with a 51.8% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market, through commercial agreements with regional companies. Among Brazilian airline companies operating internationally, TAM's international market share was 83.8% in October. Its international operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Additionally, it has code sharing agreements with international airline companies, allowing passengers to travel to another 64 destinations in the USA, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil, which currently has 5.2 million associates and has redeemed more than 6.4 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.